SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM CB

TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 5)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offering) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Rashid Hussain Berhad
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Malaysia
(Jurisdiction of Subject Company's Incorporation or Organization)

Rashid Hussain Berhad
(Name of Person(s) Furnishing Form)

Y7197DAA0, 754057AA5
(CUSIP Number of Class of Securities (if applicable))

Donna Joseph
CT Corporation System
111 8th Avenue, 13th Floor
New York, NY 10011
+1 800 624 0909

Chatchai Pusavat
Rashid Hussain Berhad
Level 12, Tower One RHB Centre
Jalan Tun Razak
50400 Kuala Lumpur, Malaysia
+60 3 9287 8888

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

30 May 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

"Notice of Satisfaction of Conditions Precedent and Certain Dates," of Rashid Hussain Berhad (***RHB***), dated 31 December 2002.

Item 2. Informational Legends

The legend required by paragraph (b) of Rule 802 is set forth under the caption "Important Notice—Special notice to US Bondholders" at page 2 of the Explanatory Circular furnished on the Form CB submitted by RHB to the Securities and Exchange Commission (the ***Commission***) on 31 May 2002 (***Form CB***).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with its submission of Form CB to the Commission on 31 May 2002, RHB filed with the Commission a written irrevocable consent and power of attorney on Form F-X dated 30 May 2002.

After due inquiry and to the best of my knowledge and belief, I certify on behalf of RHB that the information set forth in this statement is true, complete and correct.

RASHID HUSSAIN BERHAD

By: [signature]

Name: Chong Kin Leong
Title: Finance Director
Date: 31 December 2002

NOTICE

to the holders of the US$ 200 million Rashid Hussain Berhad (*RHB*) 1.5% Exchangeable Bonds due 2007 (the *Bonds*) exchangeable for ordinary shares of RHB Capital Berhad

NOTICE OF SATISFACTION OF CONDITIONS PRECEDENT AND CERTAIN DATES

This notice is issued in accordance with clause 3.3 of the Supplemental Trust Deed dated 26 June 2002 between RHB and Citicorp Trustee Company Limited (the *Trustee*) (the *Supplemental Deed*) and the section on the Bond Restructuring in RHB's Explanatory Circular dated 30 May 2002 (the *Explanatory Circular*).

NOTICE IS HEREBY GIVEN:

(a) that the following Conditions Precedent to the Effective Date set out in clause 3.2 of the Supplemental Trust Deed and in the section on the Bond Restructuring in the Explanatory Circular, have been satisfied by or behalf of the parties mentioned in that Condition Precedent:

(i) RHB Bank has completed the acquisition of Bank Utama and, accordingly:

(A) that UBG has delivered to RHB Bank valid and registrable instruments of transfer duly executed in favour of RHB Bank or its nominee or nominees as will be directed by RHB Bank in respect of the 800 million ordinary shares in Bank Utama registered in the name of UBG and including all those shares so constituted following any consolidation, sub-division, bonus or other capital reorganisation by Bank Utama;

(B) that RHB has settled on behalf of RHB Bank the consideration due to UBG, being two times the adjusted net tangible asset value of Bank Utama as at 30 November 2002; and

(C) that RHB has made an announcement to the KLSE that RHB Bank has completed the acquisition of Bank Utama;

(ii) RHB holds or will hold a sufficient number of RHB Capital Shares to enable it to transfer, as soon as reasonably practicable and in any event within 28 days of the Closing Date (or such longer time as the Trustee may allow), the Relevant Shares (as defined in the Explanatory Circular) to the Security Trustee to constitute the New Bond Security;

(iii) RHB has restructured the Secured Short-Term Borrowings (as defined in the Explanatory Circular) substantially in the manner set out below:

(A) by the repayment of a total of RM200 million in cash towards the Secured Short-Term Borrowings and then restructured the remainder into:

(I) RM360 million secured serial bonds or term loan with maturities of up to seven and a half years;

(II) RM200 million bonds guaranteed by banks whose obligations are secured with a maturity of five years; and

(III) approximately RM281 million secured revolving credit facility with a term of up to three years;

(iv) RHB has completed the restructuring of the RM Bonds (as defined in the Explanatory Circular) by exchanging them with unsecured subordinated debt issued by RHB Bank (as defined in the Explanatory Circular), or in a manner that the Trustee agrees is not materially prejudicial to Bondholders;

(v) RHB has obtained all the relevant approvals, authorisations and consents necessary for RHB to implement the Bond Restructuring and the issue of the New Securities including, but not limited to, approvals to list the New Bonds on the Luxembourg Stock Exchange and to list the New Warrants on the KLSE and that none of the conditions to such approvals, authorisations and consents (if any) are materially prejudicial to Bondholders,

and accordingly 31 December 2002 is the Effective Date;

(b) the Settlement Period will commence on 1 January 2003, which is the day following the Effective Date and the Settlement Period will end at 12.00 pm (Kuala Lumpur time) on the Cut-Off Date, being the date falling 45 days thereafter, which is 14 February 2003;

(c) the Closing Date is 21 February 2003 which is 5 business days after the Cut-off Date;

(d) the Warrant Transfer Date is 25 February 2003 which is 2 business days after the Closing Date;

(e) the final form of the Letter of Transmittal is attached here in Annex 1.

Capitalised terms used in this certificate have the same meanings as in the Supplemental Trust Deed and in the Explanatory Circular.

RHB

Rashid Hussain Berhad
Level 9, Tower One,
RHB Centre,
Jalan Tun Razak
50400 Kuala Lumpur
Malaysia

Attn: Rosley Ahmad
Tel: +603 9280 2125
Fax: +603 9284 7189
Email: rosley@rhb.com.my

THIS NOTICE IS IMPORTANT. IF ANY BONDHOLDER IS IN ANY DOUBT AS TO THE ACTION IT SHOULD TAKE, IT SHOULD CONSULT ITS STOCKBROKER, LAWYER, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER WITHOUT DELAY.

Dated: 31 December 2002.

Form of Letter of Transmittal

ATTENTION BENEFICIAL OWNERS WHO ARE NOT DIRECT PARTICIPANTS IN THE DEPOSITORY TRUST COMPANY ("DTC"), CLEARSTREAM BANKING, SOCIETE ANONYME ("CLEARSTREAM") OR EUROCLEAR BANK S.A./N.V. AS OPERATOR OF THE EUROCLEAR SYSTEM ("EUROCLEAR") (EACH A "CLEARING SYSTEM" AND TOGETHER THE "CLEARING SYSTEMS"):

THIS LETTER OF TRANSMITTAL IS FOR YOUR REFERENCE ONLY.

ATTENTION DIRECT PARTICIPANTS IN THE CLEARING SYSTEMS:

PLEASE COMPLETE, SIGN AND RETURN THIS LETTER OF TRANSMITTAL TO THE SETTLEMENT AGENT.

LETTER OF TRANSMITTAL

Relating to

RASHID HUSSAIN BERHAD

("RHB")

Restructuring of

Rashid Hussain Berhad's

US$200,000,000 1.5 per cent. Exchangeable Bonds due 2007

(the "Bonds")

by exchange for:

(1) approximately US$265,184,000 2.0 per cent. bonds stepping up to 4.0 per cent. in 2005 bonds due 2007 to be issued by RHB pursuant to the New Trust Deed (as defined below) (the "New Bonds"); and

(2) new warrants to be issued by RHB, in registered form, constituting the right to purchase approximately 340,439,000 RHB Capital Shares (as defined in the New Warrant Trust Deed) (the "New Warrants")

(the New Bonds and the New Warrants being hereinafter together referred to as the "New Securities").

To: JP Morgan Chase Bank Berhad (the "Settlement Agent")
Address: Level 26, Menara Dion
Jalan Sultan Ismail
50250 Kuala Lumpur
MALAYSIA

Attention: Lucy Chew
Telephone: +603 2270 4350
Facsimile: +603 2270 4219

Delivery of this Letter of Transmittal (or a facsimile thereof) to an address or facsimile number other than as set forth above will not constitute valid delivery. Deliveries by hand or by courier must be clearly marked "Attn: RHB Settlement Agent".

AGREEMENTS AND ACKNOWLEDGEMENTS

The person or entity signing the Signature Annex hereto (the "Undersigned") acknowledges receipt of the materials referred to below in connection with (i) the settlement of Bonds beneficially held by Qualifying Holders (as defined below) by exchange for the New Securities with such settlement to become effective only after the expiry of a settlement period (the "Settlement Period") of 45 business days from the Effective Date (as defined in the Supplemental Trust Deed dated 26 June 2002 between RHB and Citicorp Trustee Company Limited (as trustee) (the "Supplemental Trust Deed")) and that such Qualifying Holders shall thereafter hold New Securities; and (ii) the sale of New Securities in order to realise the Net Sales Proceeds (as defined in the Supplemental Trust Deed) (if realised) payable to Non-Qualifying Holders (as defined in the Supplemental Trust Deed) only after the expiry of the Settlement Period all as more fully described in the Explanatory Circular (the "Explanatory Circular") and the Settlement Procedures referred to in the Supplemental Trust Deed (which supersede and replace the descriptions thereof in the Explanatory Circular) and this Letter of Transmittal. Capitalised terms in this Letter of Transmittal but not defined herein shall have the meaning ascribed to them in the Explanatory Circular.

On the terms and subject to the conditions (including the jurisdictional restrictions) of the Bond Restructuring (as defined in the Bondholder's Explanatory Circular), the Undersigned hereby submits a certification in respect of its eligibility to hold the New Securities to be allocated to the Undersigned pursuant to the terms of the Bond Restructuring. The Undersigned acknowledges that this Letter of Transmittal will not be considered to have been duly completed unless the Signature Annex hereto has been duly completed and signed.

The Undersigned hereby:

(a) represents that it has delivered, with respect to the Bonds specified in the Signature Annex hereto, to the relevant Clearing System by tested telex or according to their normal procedures:

(i) an irrevocable authorisation to disclose the name of the Undersigned;

(ii) a confirmation that the Undersigned is concurrently delivering the Letter of Transmittal (or a facsimile thereof) for participation in the Bond Restructuring with respect to such Bonds to the Settlement Agent;

and, if it is a Qualifying Holder:

(i) an irrevocable instruction to block such Bonds until the Closing Date (as notified to the Clearing System by the Settlement Agent), and to confirm to the Settlement Agent by 12.00 p.m. (Kuala Lumpur time) on 14 February 2003 or such later date as may be specified by RHB (the "Cut-Off Date") (as notified to the Clearing System by the Settlement Agent), the name of the Undersigned, the account number and the amount of Bonds in respect of which such blocking instructions have been received;

(ii) an irrevocable instruction to debit its account in respect of the Bonds held by it on receipt of the New Bonds pursuant to the Bond Restructuring and to cancel its interest in such Bonds upon receipt of a confirmation from the Settlement Agent as to receipt by the Settlement Agent of the New Warrants;

and, if it is a Non-Qualifying Holder:

(i) an irrevocable instruction to block such Bonds until the receipt by such Non-Qualifying Holder of the Net Proceeds of Sale, and to confirm to the Settlement Agent by 12.00 p.m. (Kuala Lumpur time) on 14 February 2003 or such later date as may be specified by RHB (the "Cut-Off Date") (as notified to the Clearing System by the Settlement Agent), the name of the Undersigned, the account number and the amount of Bonds in respect of which such blocking instructions have been received;

(ii) an irrevocable instruction to debit its account in respect of such Bonds and to cancel its interests in such Bonds upon receipt of the Net Proceeds of Sale;

(all of the foregoing being collectively referred to herein as "Bond Instructions");

(b) further authorises the relevant Clearing System to take those actions specified in the Bond Instructions, including, but not limited to, the debiting of accounts held with the relevant Clearing System and cancellation of interests in the Bonds held through such accounts to the Settlement Agent;

(c) if it is a Non-Qualifying Holder, acknowledges that the Settlement Agent shall not have any liability to the Undersigned in connection with the sale of the New Securities relating to Bonds previously held by Non-Qualifying Holders in order to realise the Net Sales Proceeds, which Net Sales Proceeds are payable only once the New Securities of all Non-Qualifying Holders have been sold;

(d) represents and warrants that it owns, or confirms that the party on whose behalf the Undersigned is acting owns, the Bonds specified in the Signature Annex hereto, and agrees, upon request, to execute and deliver any additional documents deemed by the Settlement Agent or RHB to be necessary, advisable or appropriate to complete the Bond Restructuring;

(e) if it is a Qualifying Holder, represents, acknowledges and agrees that:

(i) The New Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "US

Securities Act"), or any state securities laws and, accordingly, are being issued in reliance on the exemption from registration provided by Rule 802 under the US Securities Act and pursuant to "private placement" exemptions provided under the laws of any Relevant Jurisdiction (as defined below). Such exemptions apply only to the offer by RHB of the New Securities and may not apply in connection with any reoffer, resale or other transfer of the New Securities by the Undersigned. See the section "Important Notice" in the Explanatory Circular;

(ii) The New Securities issued to Bondholders will be "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act to the same extent and proportion that the Bonds held by such Bondholders were restricted securities and may not be offered, sold or otherwise transferred except in compliance with Rule 145(d) under the US Securities Act and in accordance with the applicable securities laws of any Relevant Jurisdiction; and

(iii) The Relevant Shares may not be offered, sold or otherwise transferred except (1)(A) to a person whom the Undersigned reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A under the US Securities Act, (B) in an offshore transaction as defined in, and in accordance with, Regulation S under the US Securities Act or (C) pursuant to an exemption from registration under the US Securities Act provided by Rule 144A thereunder (if available) and (2) in accordance with all applicable securities laws of any Relevant Jurisdiction. The Relevant Shares will bear an appropriate legend regarding the foregoing, unless RHB determines otherwise in compliance with applicable law. See "*Important Notice*" in the Explanatory Circular; and

(f) represents, acknowledges and agrees that only those holders of Bonds who are Qualifying Holders may hold New Securities upon the expiry of the Settlement Period. Qualifying Holders means holders of New Securities who:

(i) (1) fall within one or more of the categories of persons within Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993 of Malaysia who are also persons to whom any offer or invitation to purchase or sell the New Securities and any RHB Capital Shares would be an excluded offer or invitation within the meaning of sections 38 and 39 of the Securities Commission Act, 1993; and

(2) fall within one or more of the categories of persons within Schedule 4 of the Securities Commission Act, 1993 of Malaysia who are also persons to whom any issue of, offer for subscription or purchase of, or invitations to subscribe for or

purchase the New Bonds will not result in the New Trust Deed to be entered into between RHB and the New Trustee having to comply with sub-division 1 of Division 4 of Part IV and section 92 of sub-division 2 of Division 4 of Part IV of the Securities Commission Act, 1993,

the categories of which, without limitation to the generality of the foregoing, includes:

(A) a corporation with total net assets exceeding ten million ringgit or its equivalent in foreign currencies based on the last audited accounts;

(B) a licensed offshore bank as defined under the Offshore Banking Act, 1990; and

(C) an offshore insurer as defined under the Offshore Insurance Act, 1990; and

(ii) in each case, whose participation in the Bond Restructuring will not be unlawful in any Relevant Jurisdiction, or otherwise result in the need for notification, registration, filing or any other action to be taken by RHB in any Relevant Jurisdiction in connection with the Bond Restructuring.

"Relevant Jurisdiction" means, in relation to any holder of Bonds or New Securities (or any person(s) for whose account the relevant Bonds or New Securities are held), the jurisdiction in which such holder of Bonds or New Securities or any such person(s) are resident or domiciled or in which it is incorporated or through which it is acting in connection with the Bond Restructuring.

THIS LETTER OF TRANSMITTAL WILL NOT BE VALID FOR ANY PURPOSE UNLESS THE SIGNATURE ANNEX HERETO IS SIGNED AND THE OTHER REQUIREMENTS OF THE BOND SETTLEMENT ARE MET.

SIGNATURE ANNEX

GENERAL INFORMATION

All questions must be answered unless otherwise indicated below.

To: JP Morgan Chase Bank Berhad (the "Settlement Agent")
Address: Level 26, Menara Dion
Jalan Sultan Ismail
50250 Kuala Lumpur
MALAYSIA

Attention: Lucy Chew
Telephone: +603 2270 4350
Facsimile: +603 2270 4219

THIS SIGNATURE ANNEX MAY ONLY BE COMPLETED BY THE DIRECT PARTICIPANT IN A CLEARING SYSTEM HOLDING THE BONDS TO WHICH THIS SIGNATURE ANNEX RELATES. IF YOU ARE HOLDING BONDS THROUGH A CUSTODIAN, YOUR CUSTODIAN (OR THE DIRECT PARTICIPANT IN A CLEARING SYSTEM HOLDING FOR YOUR CUSTODIAN) MUST COMPLETE THIS SIGNATURE ANNEX ON YOUR BEHALF.

		Unrestricted Bonds	Restricted Bonds
Rashid Hussain Berhad's	CUSIP number:	Y7197DAA0	754057AA5
issue of US$200,000,000	ISIN:	USY7197DAA01	US754057AA51
1.5 per cent. Exchangeable	Common Code:	7754752	
Bonds due 2007			
(the "RHB Bonds")			

Inclusion of bracketed information is strongly encouraged.

[Name of beneficial owner: ____________________

Contact person: ____________________

Address: ____________________

Telephone: ____________________

Facsimile:] ____________________

1. Name of direct participant (the "Bondholder") in the Clearing Systems

Tendering Institution ______________________

Address ______________________

Telephone ______________________

Facsimile ______________________

2. COMPLETE

(a) Indicate aggregate principal amount of Bonds being settled:

Aggregate Principal Amount of RHB Bonds	Account Number of Direct Participant where such RHB Bonds are held	Account held with Euroclear or Clearstream[1]
US$		

Note:

(1) Bondholders must either have such an account at Clearstream or Euroclear or open such an account for this purpose and in either case, must complete the details of such account in order to have New Bonds issued to them.

Note: It is the sole responsibility of the Bondholder to ensure that the information provided above is accurate. The Settlement Agent shall reconcile the information provided above by Bondholders with the records of the Clearing Systems. In the event that the information provided above by Bondholders is inaccurate or inconsistent with the records of the Clearing Systems, this Letter of Transmittal will be deemed not to have been delivered.

(b) If you are a Qualifying Holder, indicate CDS securities account to which New Warrants are to be credited or, if you do not have a CDS securities account, tick the box at the end of this section:

Name of account holder: ______________________

Account number: ______________________

Name of Authorised Depository Institution: ______________________

Address of Authorised Depository Institution: ______________________

☐ Tick this box if you do not have a CDS securities account.

Note: Where the above box is ticked, the Settlement Agent will (without any liability on its part) mail the relevant CDS securities account opening forms of its agent to the Direct Participant named above. It is the sole responsibility of the Bondholder to ensure it opens a CDS securities account to enable delivery of any New Warrants that may be allocated under the Bond Restructuring upon the expiry of the Settlement Period.

3. COMPLETE:

Please tick ONLY box (a) or box (b):

☐ (a) You are a Qualifying Holder entitled to receive the New Securities, and you represent, acknowledge and agree as provided under "*Agreements and Acknowledgements*" above,

OR

☐ (b) The Bondholder is unable to make the certification as above.

By ticking box (b) above, the Undersigned acknowledges that it will be considered a Non-Qualifying Holder and any cash payment from the net sales proceeds of the New Securities relative to the bonds previously held by such Non-Qualifying Holder (when realised) to which it would otherwise have been entitled if it were a Qualifying Holder, will be paid to each Non-Qualifying Holder by or through the Paying Agent through each Non-Qualifying Holders' cash account at the relevant Clearing System.

The Undersigned hereby makes all acknowledgements, representations, warranties, agreements and authorisations described in the Letter of Transmittal to which this Signature Annex relates:

Name of Authorised Signatory: ______________________________

____

____

Authorised Signature: ______________________________

____

____

____

Title: ______________________________

IMPORTANT NOTICE

The person or entity signing this Signature Annex must (a) be the direct accountholder in a Clearing System holding the Bonds to which this Signature Annex relates, (b) deliver Bond Instructions to such Clearing System in accordance with the deadlines specified by such Clearing System for those Bond Instructions to be confirmed to the Settlement Agent as required in the Bond Restructuring Procedures and (c) ensure that such Bond Instructions can be reconciled to the information certified hereby. To the extent that Bond Instructions are not delivered or confirmed to the Settlement Agent or cannot be reconciled with the contents of this Letter of Transmittal, this Letter of Transmittal will not have been validly delivered.